UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

In the Matter of ENTERGY CORPORATION File No. 70-10202 (Public Utility Holding Company Act of 1935)	CERTIFICATE PURSUANT TO RULE 24

Entergy Corporation, a registered holding company ("Entergy") hereby submits the following Certification of Notification pursuant to Rule 24 and the Security and Exchange Commission's Order dated June 30, 2004 in File No. 70-10202 (HCAR No. 27864) (the "Order"). This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that for the quarterly period ended June 30, 2005, the transactions described below, which were proposed by Entergy Corporation (the "Company" or "Entergy") in the Application-Declaration on Form U-1, as amended, in the above referenced File ("Application-Declaration"), have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and pursuant to the Order.

(1) The sales of any Common Stock, Preferred Securities or Equity-Linked Securities and the purchase price per share and the market price per share at the date of the agreement of sale which shall also separately show the amount issued during the Authorization Period for each type of issued securities (Common Stock, Preferred Securities, or Equity-Linked Securities).

None.
(2) The total number of shares of Common Stock issued or issuable under options granted during the quarter under Entergy's benefit plans or otherwise.	57,230 shares of Common Stock were issuable under options granted during the quarter.

(3) If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer.

None.

(4) If a guaranty of a security of a Finance Subsidiary is issued by Entergy during the quarter, the name of the guarantor, the name of the applicable Finance Subsidiary and the amount, terms and purpose of the guaranty.

None.

(5) The amount and terms of any Long-term Debt or Short-term Debt issued by Entergy during the quarter which shall also separately show the amount of such Long-term Debt and Short-term Debt issued during the Authorization Period.

Short-term Debt issued during the second quarter 2005: On May 25, 2005 Entergy entered into a $2 billion, 5-year bank credit facility (the "$2 Billion Facility") by and among Entergy as borrower, Citibank, N.A., as bank, LC issuing bank and administrative agent ("Citibank"), ABN AMRO Bank N.V., as LC issuing bank and bank ("ABN AMRO"), and the following banks: Barclays Bank PLC, Bayerische Hypo-Und Vereinsbank AG, New York Branch, BNP Paribas, Calyon New York Branch, Credit Suisse First Boston, Cayman Islands Branch, JPMorgan Chase Bank N.A., KBC Bank N.V., KeyBank National Association, Lehman Brothers Bank, FSB, Mellon Bank, N.A., Mizuho Corporate Bank, Ltd., Morgan Stanley Bank, Regions Bank, Societe Generale, The Bank of New York, The Royal Bank of Scotland plc, UFJ Bank Limited, Union Bank of California, N.A., Wachovia Bank, NA, West LB AG, New York Branch, and certain banks who will become parties from time to time (collectively, the "Banks," and, with Entergy, Citibank and ABN AMRO, the "Parties"). The Credit Agreement is incorporated by reference as Exhibit 4(d) to Entergy's Quarterly Report on Form 10-Q for the period ended June 30, 2005.

The above-referenced $2 Billion Facility replaces (i) the Five-Year Facility (defined below) and (ii) Entergy's $965 million, 3-year bank credit facility, dated as of May 13, 2004, among Entergy, Citibank, N.A., as Administrative Agent and LC Issuing Bank, ABN AMRO Bank, N.V., as LC Issuing Bank, and several banks party thereto, each of which was terminated on May 25, 2005.

Short-term Debt issued during the Authorization Period: On December 14, 2004, Entergy entered into a $500 million 5 year bank credit facility (the "Five-Year Facility") by and among Entergy as borrower, Citibank, N.A., as Bank and administrative agent, and the following banks: ABN AMRO Bank N.V., Barclays Bank PLC, Bayerische Hypo-Und Vereinsbank AG, New York Branch, BNP Paribas, Calyon New York Branch, Credit Suisse First Boston, Cayman Islands Branch, Deutsche Bank AG New York Branch, JPMorgan Chase Bank, KBC Bank N.V., KeyBank National Association, Lehman Brothers Bank, FSB, Mellon Bank, N.A., Mizuho Corporate Bank, Ltd., Morgan Stanley Bank, Regions Bank, Societe Generale, The Bank of New York, The Bank of Nova Scotia, The Royal Bank of Scotland plc, Union Bank of California, N.A., Wachovia Bank, NA, West LB AG, New York Branch, and certain banks who will become parties from time to time by issuance of letters of credit. As stated above, the Five-Year Facility was terminated on May 25, 2005. The Credit Agreement is incorporated by reference as Exhibit 99 to Entergy's Current Report on Form 8-K dated December 14, 2004 (filed December 20, 2004) in 1-11299.

Long-term Debt issued during the second quarter 2005 and during the Authorization Period: On June 30, 2005 Entergy entered into an Amended and Restated Credit Agreement among Entergy, the banks named therein and Bayerische Hypo-Und Vereinsbank, AG, New York Branch, as Administrative Agent. The Credit Agreement provides for a $60,000,000 unsecured revolving credit facility. Pursuant to the Amended and Restated Credit Agreement, the maturity date of the credit facility was extended to June 30, 2010 from its previous maturity date of June 30, 2005, which was pursuant to a First Amendment to Credit Agreement dated June 6, 2003. The Amended and Restated Credit Agreement is incorporated by reference as Exhibit 4(g) to Entergy's Quarterly Report on Form 10-Q for the period ended June 30, 2005.

(6) The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments, which shall also separately show the outstanding amount of Interest Rate Hedges or Anticipatory Hedges previously reported under this item.

None.

(7) The name of any Financing Subsidiary created during the quarter, the amount invested in any Financing Subsidiary during the quarter, and the amount and terms of any securities issued by any Financing Subsidiaries during the quarter which shall also separately show the amount of all securities issued by such Finance Subsidiaries during the Authorization Period.

None.

(8) If any Finance Subsidiaries are Variable Interest Entities ("VIEs") as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a description of any financing transactions conducted during the reporting period that were used to fund such VIEs.

None.
(9) If any financing proceeds are used for VIEs, a description of the accounting for such transaction under FASB Interpretation 46R.	None.

(10) Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for Entergy and each Financing Subsidiary that has engaged in jurisdictional financing transactions during the quarter.

Entergy - See Form 10-Q for the quarter ended June 30, 2005 for Entergy, Commission File Number 1-11299. Finance Subsidiaries - Not Applicable.
(11) A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of Entergy on a consolidated basis and of each subsidiary public-utility company.	See Exhibit A.

(12) A retained earnings analysis of Entergy on a consolidated basis detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

See Exhibit B.
(13) Future registration statements filed under the Securities Act of 1933 with respect to securities that are subject of the application-declaration in File No. 70-10202.	None.
(14) A list of Form U-6B-2 statements Entergy filed with the Commission during the quarter, including the date of the filing.	None.

(15) A computation in accordance with Rule 53(a) setting forth Entergy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the EWG/FUCO authority.

Rule 53(a) provides that a registered holding company's aggregate investment in EWGs and FUCOs may not exceed 50% of its consolidated retained earnings. Entergy was granted partial relief from this rule pursuant to the order of the Securities and Exchange Commission dated June 13, 2000 (HCAR No. 27184), which authorized Entergy to make investments in EWGs and FUCOs up to 100% of its consolidated retained earnings. As of June 30, 2005, Entergy's aggregate investments in EWGs and FUCOs was $2,863,412,210, constituting 56.74% of average retained earnings ($5,046,658,000) and Entergy's remaining investment capacity was $2,183,245,790. See computation below:

September 2004                       $4,948,690,000
December 2004                          4,984,302,000
March 2005                                5,040,655,000
June 2005                                   5,212,985,000
Avg. for 4 quarters                 $5,046,658,000
Aggregate Investment
as % of Retained Earnings                      56.74%
Rule 53 Available Capacity    $2,183,245,790

(16) A breakdown showing Entergy's aggregate investment in each EWG or FUCO counting against the EWG/FUCO authority.	Filed in paper format as Attachment No. 1, pursuant to a request for confidential treatment under Rule 104.
(17) Total capitalization ratio of Entergy, with consolidated debt to include all short-term debt and nonrecourse debt of all EWGs and FUCOs.	See Exhibit A.
(18) The market-to-book ratio of Entergy's Common Stock.	At June 30, 2005, the market-to-book ratio of Entergy Common Stock was 2.00 to 1.
(19) Identification of any new EWG or FUCO counting against the EWG/FUCO authority in which Entergy has invested or committed to invest during the preceding quarter.	None.
(20) Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Entergy.	Filed in paper format as Attachment No. 2, pursuant to a request for confidential treatment under Rule 104.
(21) A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.	Filed in paper format as Attachment No. 3, pursuant to a request for confidential treatment under Rule 104.

IN WITNESS WHEREOF, the Company has caused this certificate to be executed this 29th day of August, 2005.

                                                                                                       ENTERGY CORPORATION

                                                                                                       By:  /s/ Nathan E. Langston
                                                                                                                  Nathan E. Langston
                                                                                                              Senior Vice President and
                                                                                                               Chief Accounting Officer